EXHIBIT I
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                                     [LOGO]

                        The Descartes Systems Group Inc.


                   Annual and Special Meeting of Shareholders

                                  to be held on

                                  May 18, 2005

















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                        THE DESCARTES SYSTEMS GROUP INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS ("NOTICE OF MEETING")

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting (the "Meeting") of holders of common shares of The Descartes Systems Group Inc. (the "Corporation") will be held on Wednesday, May 18, 2005, at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 2300, Commerce Court West, Toronto, Ontario, Canada at 10:00 a.m. (Toronto time) for the following purposes:

1. TO RECEIVE THE CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION FOR THE FISCAL YEAR ENDED JANUARY 31, 2005 AND THE AUDITORS' REPORT THEREON;

2.       TO ELECT DIRECTORS;

3. TO RE-APPOINT AUDITORS AND TO AUTHORIZE THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS;

4. TO CONSIDER AND, IF DEEMED ADVISABLE, APPROVE A RESOLUTION TO RATIFY, CONFIRM AND APPROVED THE ADOPTION OF THE SHAREHOLDER RIGHTS PLAN APPROVED BY THE CORPORATION'S BOARD OF DIRECTORS ON NOVEMBER 29, 2004;

5. TO CONSIDER AND, IF DEEMED ADVISABLE, APPROVE A SPECIAL RESOLUTION AUTHORIZING A REDUCTION IN THE STATED CAPITAL ACCOUNT OF THE COMMON SHARES OF THE CORPORATION TO $1.00; AND

6. TO TRANSACT SUCH FURTHER AND OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting. All shareholders are invited to attend the Meeting.

REGISTERED SHAREHOLDERS who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the attention of the Proxy Department of Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, facsimile number (416) 263-9524. To be effective, a proxy must be received not later than 24 hours, Saturdays, Sundays and holidays excepted, prior to the time of holding of the Meeting or any adjournment(s) thereof.

NON-REGISTERED SHAREHOLDERS who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

Dated at Waterloo, Ontario, Canada on April 18, 2005.



                                         BY ORDER OF THE BOARD OF DIRECTORS



                                         /s/ J. SCOTT PAGAN

                                         J. SCOTT PAGAN
                                         GENERAL COUNSEL & CORPORATE SECRETARY

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                        THE DESCARTES SYSTEMS GROUP INC.

--------------------------------------------------------------------------------

                         MANAGEMENT INFORMATION CIRCULAR

                                     FOR THE

                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

                             WEDNESDAY, MAY 18, 2005

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                             SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY AND ON BEHALF OF MANAGEMENT (THE "MANAGEMENT") OF THE DESCARTES SYSTEMS GROUP INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE CORPORATION'S ANNUAL AND SPECIAL MEETING (THE "MEETING") OF HOLDERS OF COMMON SHARES OF THE CORPORATION (THE "COMMON SHARES") TO BE HELD ON WEDNESDAY, MAY 18, 2005 AT 10:00 A.M. (TORONTO TIME) OR AT ANY ADJOURNMENT(S) THEREOF. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement, by telephone by regular employees of the Corporation without special compensation, or by the Corporation's transfer agent, Computershare Trust Company of Canada ("Computershare"), at a nominal cost. The cost of solicitation will be borne by the Corporation.


                      APPOINTMENT AND REVOCATION OF PROXIES

The persons specified in the enclosed form of proxy are officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING MAY DO SO BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A PERSON APPOINTED AS A PROXY NEED NOT BE A SHAREHOLDER OF THE CORPORATION.

A person or company whose name appears on the books and records of the Corporation as a holder of Common Shares is a registered shareholder. A non-registered shareholder is a beneficial owner of Common Shares whose shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

         REGISTERED SHAREHOLDERS

         A registered shareholder can vote Common Shares owned by it at the Meeting in one of two ways - either in person at the Meeting or by proxy. A registered shareholder who wishes to vote in person at the Meeting should not complete or return the form of proxy included with this Circular. Those registered shareholders choosing to attend the Meeting will have their votes taken and counted at the Meeting. A registered shareholder who does not wish to attend the Meeting or does not wish to vote in person should properly complete and deliver the enclosed form of proxy, and the Common Shares represented by the shareholder's proxy will be voted or withheld from voting in accordance with the instructions of the shareholder and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly on any ballot that may be called for at the Meeting or any adjournment thereof.

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         A registered shareholder may submit his or her proxy by mail or by facsimile in accordance with the instructions below.

         VOTING BY MAIL. A registered shareholder may vote by mail by completing, dating and signing the enclosed form of proxy and returning it using the envelope provided or otherwise to the attention of the Corporation's transfer agent at the Proxy Department of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1.

         VOTING BY FACSIMILE. A registered shareholder may vote by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to Computershare Trust Company of Canada at (416) 263-9524.

         TO BE EFFECTIVE, A PROXY MUST BE RECEIVED BY COMPUTERSHARE NO LATER THAN 24 HOURS (SATURDAYS, SUNDAYS AND HOLIDAYS EXCEPTED) PRIOR TO THE TIME OF HOLDING OF THE MEETING OR ANY ADJOURNMENT THEREOF.

         NON-REGISTERED SHAREHOLDERS

         The Corporation has distributed copies of this Circular and accompanying Notice of Meeting to intermediaries for distribution to non-registered shareholders. Unless the non-registered shareholder has waived his or her rights to receive these materials, an intermediary is required to deliver them to the non-registered shareholder and to seek instructions on how to vote the Common Shares beneficially owned by the non-registered shareholder. In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders.

         Non-registered shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of two ways.

         Usually a non-registered shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary. In this case, a non-registered shareholder CANNOT use the mechanisms described above for registered shareholders and MUST follow the instructions provided by the intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the Internet).

         Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed. This form of proxy does not need to be signed by the non-registered shareholder. In this case, the non-registered shareholder can complete the proxy and vote by mail or facsimile only, as described above for registered shareholders.

         These procedures are designed to enable non-registered shareholders to direct the voting of their Common Shares. Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should, in the case of a form of proxy, strike out the names of the persons identified in the form of proxy as the proxyholder and insert the non-registered shareholder's name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions provided by the intermediary. IN EITHER CASE, THE NON-REGISTERED SHAREHOLDER SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS PROVIDED BY THE INTERMEDIARY.

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         REVOCATION OF PROXIES

         A shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the shareholder or by the shareholder's attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the shareholder or by the shareholder's attorney, who is authorized in writing, to the attention of the Corporate Secretary of the Corporation at 120 Randall Drive, Waterloo, Ontario, Canada, N2V 1C6, or facsimile number (519) 747-7037, at any time until and including the last business day preceding the day of the Meeting, or in the case of any adjournment of the Meeting, the last business day preceding the date of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A shareholder may also revoke a proxy in any other manner permitted by law.


                                VOTING OF PROXIES

On any ballot that may be called for, Common Shares represented by properly executed proxies in favour of the persons specified in the enclosed form of proxy will be voted for or withheld from voting in accordance with the instructions given thereon, and if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

The enclosed form of proxy confers discretionary authority upon the persons specified in the proxy to decide how to vote on any amendments or variations to matters identified in the accompanying Notice of Meeting and on any other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, Management of the Corporation is not aware of any such amendment, variation or other matter. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting, or any other matters that are not now known to Management, should properly come before the Meeting or any adjournment thereof, the Common Shares represented by proxies given in favour of the persons designated by Management in the enclosed form of proxy will be voted by those persons in accordance with their best judgment.


                                VOTING OF SHARES

As at March 31, 2005, the Corporation had 40,705,811 Common Shares outstanding, each entitling the holder to one vote. The Board of Directors has fixed April 18, 2005 as the record date for the Meeting. Shareholders of record at the close of business on April 18, 2005 are entitled to vote the Common Shares registered in their name at that date on each matter to be acted upon at the Meeting, except to the extent that a shareholder has subsequently transferred any Common Shares and the transferee of those Common Shares establishes ownership of such Common Shares and requests, not later than 10 days before the Meeting date, that the transferee's name be included in the list of shareholders prepared for the Meeting. In that case, the transferee is entitled to vote the Common Shares at the Meeting.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that proxies and votes are tabulated by the Corporation's transfer agent. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the directors decide that disclosure is in the interest of the Corporation or its shareholders.

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                       PRINCIPAL HOLDERS OF VOTING SHARES

The following table sets out the shareholders who, as of March 31, 2005, to the knowledge of the directors and executive officers of the Corporation, beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the votes attached to the outstanding Common Shares:

----------------------------------------------------------------------------
                                                         % OF TOTAL COMMON
                               APPROXIMATE NUMBER OF     SHARES OUTSTANDING
    NAME OF SHAREHOLDER         COMMON SHARES OWNED     AS AT MARCH 31, 2005
---------------------------    ---------------------    --------------------
PRIMECAP Management Company          5,826,290                  14.31%
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                                    CURRENCY
In this Circular, unless otherwise specified or the context otherwise requires, all references to "$" and "US$" are to U.S. dollars and all references to "Cdn.$" are to Canadian dollars. All currency amounts, except where otherwise indicated, have been converted into U.S. dollars at the closing foreign exchange rate on January 31, 2005. At that date, the exchange rate was US$1.00 = Cdn.$1.23946.


                     MATTERS TO BE ACTED UPON AT THE MEETING

1.       PRESENTATION OF FINANCIAL STATEMENTS

         The audited consolidated financial statements of the Corporation for the fiscal year ended January 31, 2005 and the report of the auditors thereon accompany this Circular or have been mailed to shareholders separately and will be submitted to the Meeting. No vote will be taken on the financial statements.

2.       ELECTION OF DIRECTORS

         The number of directors to be elected at the Meeting is seven. Under the by-laws, directors of the Corporation are elected annually. Each director will hold office until the next annual meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the by-laws.

         IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS DESIGNATED BY MANAGEMENT OF THE CORPORATION IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE ELECTION AS DIRECTORS OF THE NOMINEES WHOSE NAMES ARE SET FORTH BELOW, EACH OF WHOM HAS BEEN A DIRECTOR SINCE THE YEAR INDICATED BELOW OPPOSITE HIS NAME. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

         The following table sets forth information regarding each person proposed to be nominated for election as a director, including the number of Common Shares owned beneficially, directly or indirectly, or over which control or direction was exercised, by such person or the person's associates or affiliates at the date of this Circular. In the table, information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective proposed nominees individually.

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NOMINEE FOR ELECTION AS DIRECTOR               NUMBER
                                              OF COMMON               OPTIONS TO
                                             SHARES OWNED,  DEFERRED   PURCHASE
                                  DIRECTOR   CONTROLLED      SHARE      COMMON
                                   SINCE     OR DIRECTED     UNITS      SHARES
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JOHN L. ALBRIGHT, B.B.A., CFA       1996        52,298         0        98,500
TORONTO, ONTARIO, CANADA
MEMBER OF THE AUDIT COMMITTEE
MEMBER OF THE COMPENSATION COMMITTEE
CHAIR OF THE NOMINATING COMMITTEE

Mr. Albright is a partner and founder of J.L. Albright Venture Partners, a venture capital firm established in 1996. As a venture capitalist, Mr. Albright has gained extensive experience assisting entrepreneurs and managers in shaping their vision and capital plans into successful long-term growth programs. Mr. Albright is a Chartered Financial Analyst and received his Bachelor of Business Administration degree from the Schulich School of Business at York University. Mr. Albright currently serves as a director on several boards.
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JAMES L. BALSILLIE, B. Comm.,       1996        55,122         0        98,500
M.B.A., C.A. WATERLOO,
ONTARIO, CANADA
MEMBER OF THE AUDIT COMMITTEE
CHAIR OF THE COMPENSATION COMMITTEE
MEMBER OF THE CORPORATE GOVERNANCE COMMITTEE

Mr. Balsillie is Chairman and co-Chief Executive Officer of Research in Motion Limited ("RIM"), a leading designer, manufacturer and marketer of innovative wireless solutions for worldwide mobile communications. Mr. Balsillie joined RIM in 1992 and is primarily responsible for directing strategy, business development and finance at the company. Prior to RIM and after completing his M.B.A. at Harvard, Mr. Balsillie held senior positions with Sutherland-Schultz Limited, Prudential-Bache Securities in New York, and the Strategy Consulting and Entrepreneurial Services Group of Ernst & Young. In 2002, Mr. Balsillie founded The Centre for International Governance Innovation (CIGI), a world-class global research institute focused on the restructuring of international governance, with particular emphasis on financial and economic institutions.
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J. IAN GIFFEN, C.A.                 2004             0       2,624      88,500
UNIONVILLE, ONTARIO, CANADA
CHAIR OF THE AUDIT COMMITTEE
MEMBER OF THE CORPORATE GOVERNANCE COMMITTEE
MEMBER OF THE NOMINATING COMMITTEE

Mr. Giffen is a chartered accountant with an extensive technology background. Since 1996 he has acted as a senior advisor and board member to software companies and technology investment funds. From 1992 to 1996, Mr. Giffen was vice president and chief financial officer at Alias Research Inc., a developer of 3D software, which was sold to Silicon Graphics Inc. Mr. Giffen is currently a director of 724 Solutions Inc., Financial Models Company Inc., Macromedia Inc., MKS Inc., Sierra Systems Group Inc. and Strategic Vista Inc.
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CHRIS HEWAT, LL.B., M.B.A.          2000         1,000       2,624      98,500
TORONTO, ONTARIO, CANADA
MEMBER OF THE CORPORATE GOVERNANCE COMMITTEE

Mr. Hewat is a partner in the law firm of Blake, Cassels & Graydon LLP, having joined the firm in 1987. Mr. Hewat's practice consists of advising companies and investment dealers with respect to securities and business law matters, with particular focus on private and public offerings of securities, mergers and acquisitions, and securities regulatory requirements. Mr. Hewat has served as a director of a number of private and public companies, and is a director of The Arthritis Society, Ontario Division.
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NOMINEE FOR ELECTION AS DIRECTOR               NUMBER
                                              OF COMMON               OPTIONS TO
                                             SHARES OWNED,  DEFERRED   PURCHASE
                                  DIRECTOR   CONTROLLED      SHARE      COMMON
                                   SINCE     OR DIRECTED     UNITS      SHARES
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ARTHUR MESHER                        --         17,800         --      1,673,470
WATERLOO, ONTARIO, CANADA
CHIEF EXECUTIVE OFFICER

Mr. Mesher is the Chief Executive Officer of the Corporation. Mr. Mesher first joined the Corporation in 1998 as Executive Vice-President, Strategic Development. Before joining Descartes, Mr. Mesher launched Integrated Logistics Strategies Services for the Gartner Group, building the practice into a leading advisor to major global corporations. Prior to Gartner, Mr. Mesher was president of Advanced Logistics Research, where he helped numerous multinational companies develop and deploy emerging technology-based supply chain strategies.
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OLIVIER SERMET                       --            --          --           --
SAN FRANCISCO, CALIFORNIA, U.S.A.

Mr. Sermet was previously CEO and President of Softface, Inc. for four years from 2000 until its sale to Ariba, Inc. in April 2004. Prior to his role at Softface, Mr. Sermet was Senior Vice-President of Worldwide Field Operations for OnDisplay, Inc. from 1996, through its initial public offering in 1999 and eventual sale to Vignette Corporation in 2000. Prior to OnDisplay, Mr. Sermet was Vice-President and General Manager for the western half of the U.S. and Canada for Dun and Bradstreet Software, Inc. Mr. Sermet is currently a limited partner with venture capital firms Northwest Venture Associates and Matrix Partners.
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DR. STEPHEN M. WATT, B.Sc.,         2001             0       4,812      183,296
M. Math, Ph.D.
LONDON, ONTARIO, CANADA
CHAIRMAN OF THE BOARD
MEMBER OF THE COMPENSATION COMMITTEE
CHAIR OF THE CORPORATE GOVERNANCE COMMITTEE
MEMBER OF THE NOMINATING COMMITTEE

Dr. Watt is a professor of Computer Science in the Department of Computer Science at the University of Western Ontario and served as Chair of the Department from 1997-2002. Prior to joining the faculty at the University of Western Ontario, Dr. Watt was a member of the research staff at the IBM T.J. Watson Research Center and a professor at the University of Nice. Dr. Watt's areas of research include computer algebra, programming languages, compiler implementation and XML technologies. Dr. Watt also serves as a director of Waterloo Maple Inc., as director of the Ontario Research Center for Computer Algebra and is a member and former director of The Fields Institute for Research in Mathematical Sciences. Dr. Watt has received several research awards, including the 1999 Ontario Premier's Research Excellence Award and the 2002 Distinguished Research Professorship from the University of Western Ontario. Dr. Watt was appointed Chairman of the Board of the Corporation in September 2003.
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3.       RE-APPOINTMENT OF AUDITORS AND AUTHORIZATION OF BOARD OF DIRECTORS TO
         FIX THE REMUNERATION OF THE AUDITORS

         At the Meeting, the holders of Common Shares will be requested to vote on the re-appointment of Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors' remuneration. Deloitte & Touche LLP have been the auditors of the Corporation since the fiscal year ended January 31, 1997. For the fiscal year ended January 31, 2005 ("fiscal 2005") the Corporation incurred the following fees for the services of Deloitte & Touche LLP:

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         AUDIT FEES

         Audit fees were approximately $464,500 for fiscal 2005 and $532,000 for fiscal 2004. Audit fees consist of fees for professional services rendered for the audit of the Corporation's consolidated annual financial statements, the review of financial information included in the Corporation's interim financial reports, and services provided in connection with statutory and regulatory filings or engagements including fees for statutory audit of the Corporation's foreign subsidiaries.

         AUDIT-RELATED FEES

         Audit-related fees were approximately $16,700 for fiscal 2005 and $66,000 for fiscal 2004. Such fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported as "Audit Fees", and include accounting consultations concerning financial accounting and reporting standards.

         TAX FEES

         The total fees for tax services were approximately $326,700 for fiscal 2005 and $411,000 for fiscal 2004. Tax fees consist of fees for professional services rendered for tax compliance, tax advice and tax planning. These services included the preparation of tax returns and assistance and advisory services regarding income, capital and indirect tax compliance matters.

         ALL OTHER FEES

         There were no fees for other services for fiscal 2005 or fiscal 2004.

IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS DESIGNATED BY MANAGEMENT OF THE CORPORATION IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE RE-APPOINTMENT OF DELOITTE & TOUCHE LLP, INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS OR UNTIL A SUCCESSOR IS APPOINTED AND TO AUTHORIZE THE BOARD OF DIRECTORS TO FIX THE AUDITORS' REMUNERATION.


4.       APPROVAL OF THE SHAREHOLDER RIGHTS PLAN

         At the Meeting, the shareholders will be asked to consider and, if deemed advisable, to approve, with or without variation, a resolution (the "Rights Plan Resolution") to confirm the adoption and to ratify the shareholder rights plan approved by the Corporation's Board of Directors on November 29, 2004 (the "Rights Plan"). The text of the Rights Plan Resolution is attached as Schedule "A" hereto.

         BACKGROUND

         The Corporation and Computershare Trust Company of Canada (the "Rights Agent") entered into an agreement dated as of November 29, 2004 to implement the Rights Plan. The Rights Plan creates a right (which may only be exercised if a person acquires control of 20% or more of the Common Shares) for each shareholder, other than the person that acquires 20% or more of the Common Shares, to acquire additional Common Shares at one-half of the market price at the time of exercise. This significantly dilutes the share position of the person that acquires 20% or more of the Common Shares and practically prevents that person from acquiring control of 20% or greater of the Common Shares unless the rights plan has been withdrawn or the buyer makes a Permitted Bid (as discussed below). The most common approaches that a buyer may take to have a rights plan withdrawn are to negotiate with the Board of Directors to have the rights plan waived, or to apply to a securities commission to order withdrawal of the rights plan if the Corporation cannot develop an

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auction. Both of these approaches will give the Board of Directors more time and control over any sale process and increase the likelihood of a better offer to the Corporation's shareholders. See "Objectives of the Rights Plan" below.

         Under the terms of the Rights Plan, the continued existence of the Rights Plan must be approved and reconfirmed by the Independent Shareholders (as defined in the Rights Plan) on or before the date of the Corporation's 2008 annual meeting. An "Independent Shareholder" is generally any shareholder other than an "Acquiring Person" (as defined in the Rights Plan) and its associates and affiliates. As of the date of this Circular, the Corporation is not aware of any shareholder that would not be considered an Independent Shareholder, and therefore it is anticipated that all shareholders will be eligible to vote their Common Shares on the resolution set forth in Schedule "A" hereto.

         SUMMARY OF THE RIGHTS PLAN AND COPY OF THE AGREEMENT

         A summary of the key features of the Rights Plan is attached as Schedule "B" hereto. All capitalized terms used in this section of the Circular and Schedule "B" have the meaning set forth in the Rights Plan unless otherwise indicated. The complete text of the Rights Plan is available on SEDAR at www.sedar.com as Schedule "B" to the Material Change Report of the Corporation filed on December 9, 2004 and is also available to any shareholder on request from the Corporate Secretary of the Corporation. Shareholders wishing to receive a copy of the Rights Plan should contact the Corporation by telephone (519) 746-8110, by facsimile (519) 747-7037 or by e-mail at investor@descartes.com.

         OBJECTIVES OF THE RIGHTS PLAN

         The Rights Plan is not being adopted or approved in response to or in anticipation of any pending or threatened take-over bid, nor to deter take-over bids generally. As of the date of this Circular, the Board of Directors was not aware of any third party considering or preparing any proposal to acquire control of the Corporation. The primary objectives of the Rights Plan are to ensure that, in the context of a bid for control of the Corporation through an acquisition of the Common Shares, the Board of Directors has sufficient time to explore and develop alternatives for maximizing shareholder value, to provide adequate time for competing bids to emerge, to ensure that shareholders have an equal opportunity to participate in such a bid and to give them adequate time to properly assess the bid and lessen the pressure to tender typically encountered by a securityholder of an issuer that is subject to a bid. The Rights Plan in no way prohibits a change of control of the Corporation in a transaction that is fair and in the best interests of all shareholders of the Corporation. The rights of shareholders to seek a change in the Management of the Corporation or to influence or promote action of Management in a particular manner will not be affected by the Rights Plan. The approval of the Rights Plan does not affect the duty of a director to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

         In approving the Rights Plan, the Board of Directors considered the following concerns inherent in the existing legislative framework governing take-over bids in Canada:

          A) TIME. Current legislation permits a take-over bid to expire in 35 days. The Board of Directors is of the view that this generally is not sufficient time to permit shareholders to consider a take-over bid and to make a reasoned and considered decision. The Rights Plan provides a mechanism whereby the minimum expiry period for a Take-over Bid must be 60 days after the date of the bid and the bid must remain open for a further period of ten Business Days after the Offeror publicly announces that the Common Shares deposited or tendered and not withdrawn constitute more than 50% of the Common Shares outstanding held by Independent Shareholders (generally, shareholders other than the Offeror or Acquiring Person (someone who beneficially

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

               owns greater than 20% of the outstanding Common Shares), their Associates and Affiliates, and Persons acting jointly or in concert with the Offeror or Acquiring Person). The Rights Plan is intended to provide shareholders with adequate time to properly evaluate the offer and to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value. Those alternatives could include identifying other potential bidders, conducting an orderly auction or developing a restructuring alternative which could enhance shareholder value.

          B) PRESSURE TO TENDER. A shareholder may feel pressured to tender to a bid that the shareholder considers to be inadequate out of a concern that failing to tender may result in the shareholder being left with illiquid or minority discounted securities in the Corporation. This is particularly so in the case of a partial bid for less than all securities of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. The Rights Plan provides a mechanism in the Permitted Bid provision that is intended to ensure that a shareholder may remove the uncertainty as to whether a majority of shareholders will support a take-over bid from the decision to tender to the take-over bid by requiring that a take-over bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Common Shares held by Independent Shareholders have been deposited and not withdrawn as at the initial date of take-up or payment by the buyer. This mechanism therefore will lessen any undue pressure to tender that may be encountered by a securityholder of an issuer that is the subject of a take-over bid.

          C) UNEQUAL TREATMENT. While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of an issuer may be acquired pursuant to a private agreement in which a small group of securityholders dispose of their securities at a premium to market price which premium is not shared with other securityholders. In addition, a person may slowly accumulate securities through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all securityholders. The Rights Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Common Shares, to better ensure that shareholders receive equal treatment.

         GENERAL IMPACT OF THE RIGHTS PLAN

         It is not the intention of the Board of Directors, in approving the Rights Plan, to secure the continuance of existing directors or Management in office, nor to avoid a bid for control of the Corporation in a transaction that is fair and in the best interests of shareholders. For example, through the Permitted Bid mechanism, described in more detail in the summary contained in Schedule "B" hereto, shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid to the Board of Directors. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board of Directors will continue to be bound to consider fully and fairly any bid for the Common Shares in any exercise of its discretion to waive application of the Rights Plan or redeem the Rights. In all such circumstances, the Board of Directors must act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

         The Rights Plan does not preclude any shareholder from utilizing the proxy mechanism under the BUSINESS CORPORATIONS ACT (Ontario) and securities laws to promote a change in the Management or direction of the Corporation, and has no effect on the rights of holders of outstanding Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their Common Shares. The definitions of "Acquiring Person" and "Beneficial Ownership" have been developed to minimize concerns that the plan may be inadvertently triggered or triggered as a result of an overly-broad aggregating of holdings of institutional shareholders and their clients.

         The Rights Plan will not interfere with the day-to-day operations of the Corporation. The issuance of the Rights does not in any way alter the financial condition of the Corporation, impede its business plans or alter its financial statements.

         In summary, the Board of Directors believes that the dominant effect of the Rights Plan will be to enhance shareholder value and to ensure equal treatment of all shareholders in the context of an acquisition of control.

         CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

         The Corporation considers that the Rights, when issued, will have negligible monetary value and therefore shareholders resident or deemed to be resident in Canada will not be required to include any amount in income under the INCOME TAX ACT (Canada) (the "Tax Act") as a result of the issuance of the Rights. The Rights will be considered to have been acquired at no cost. Such holders may be required to include an amount in income or realize a capital gain in the event that the Rights are exercised or otherwise disposed of.

         On the basis that the Rights, when issued, will have negligible monetary value, the issuance of Rights to a shareholder that is neither resident nor deemed to be resident in Canada for purposes of the Tax Act, should not be subject to non-resident withholding tax under the Tax Act. The exercise or disposition of such Rights by such holders may have income or withholding tax consequences under the Tax Act.

         This summary is based upon the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof, the administrative policies and assessing practices of the Canada Revenue Agency ("CRA") made publicly available prior to the date hereof and the Canada-United States Income Tax Convention (1980) (the "Convention"). There can be no assurances that any such proposed amendments will be enacted in their current form, or at all. Except for the foregoing, this summary does not take into account or anticipate changes in the law or the administrative policies or assessing practices of the CRA whether by legislative, governmental or judicial action and does not take into account or anticipate provincial, territorial or non-Canadian tax considerations.

         This summary is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular shareholder. Shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and any applicable tax laws.

         UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         As the possibility of the rights becoming exercisable is both remote and speculative, the adoption of the Rights Plan will not constitute a distribution of stock or property by the Corporation to its shareholders, an exchange of property or stock, or any other event giving rise to the realization of gross income by any shareholder. The holder of Rights may have taxable income if the Rights become exercisable or are exercised or sold. In the event the Rights should become exercisable, shareholders should consult their own tax advisors concerning the consequences of acquiring, holding, exercising or disposing of their Rights taking into account their own particular circumstances and any applicable tax laws.

         ELIGIBILITY FOR INVESTMENT IN CANADA

         The Rights will be qualified investments under the Tax Act and regulations thereunder (as proposed to be amended prior to the date hereof) for registered retirement savings plans, registered retirement income funds, deferred profit savings plans (collectively, "Registered Plans") and registered education savings plans, provided that the Common Shares are at all relevant times for purposes of the Tax Act qualified investments for such plans and that the Corporation deals at arm's length for purposes of the Tax Act at all relevant times with a person who is an annuitant, beneficiary, employer or subscriber under such plans. The Rights will not be foreign property under the Tax Act for a Registered Plan or any other taxpayer subject to Part XI of the Tax Act provided that the Common Shares are at all relevant times for purposes of the Tax Act not foreign property. On February 23, 2005, the Minister of Finance (Canada) proposed that the limit in respect of foreign property be eliminated for months that end in 2005 and subsequent calendar years, and this proposal was included in a bill tabled by the Minister of Finance in the House of Commons on March 24, 2005.

         VOTE REQUIRED

         Shareholder approval of the Rights Plan is not required by law but is required by applicable stock exchange rules. The Rights Plan has been conditionally approved by the TSX, subject to shareholder approval. The Rights Plan Resolution must be approved by a simple majority of 50% plus one vote of the votes cast by the Independent Shareholders at the Meeting. If the Rights Plan Resolution is passed at the Meeting, then the Rights Plan will become effective as of the date the Rights Plan Resolution is passed. If the Rights Plan Resolution is not passed at the Meeting, the Rights Plan will not become effective.

         RECOMMENDATION OF THE BOARD OF DIRECTORS

         The Board of Directors has reviewed the Rights Plan for conformity with current practices of Canadian issuers with respect to shareholder rights plan design. Based on its review, the Board of Directors has determined that it is advisable and in the best interests of the Corporation and its shareholders that the Corporation have in place a shareholder rights plan in the form of the Rights Plan. Accordingly, the Board of Directors unanimously recommends a vote FOR the adoption of the Rights Plan. Effective November 29, 2004, the Board of Directors resolved to adopt the Rights Plan, subject to regulatory approval and approval by the Independent Shareholders at the Meeting. The Corporation has been advised that the directors and Management of the Corporation intend to vote all Common Shares held by them in favour of the approval of the Rights Plan. IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS DESIGNATED BY MANAGEMENT OF THE CORPORATION IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE RIGHTS PLAN RESOLUTION.

         The Board of Directors reserves the right to alter any terms of or not proceed with the Rights Plan at any time prior to the meeting if the Board of Directors determines that it would be in the best interests of the Corporation and its shareholders to do so, in light of subsequent developments.

5.       APPROVAL OF REDUCTION IN STATED CAPITAL

         At the Meeting, the Shareholders will be asked to consider, and, if deemed advisable, to approve, with or without variation, a special resolution (the "Reduction in Stated Capital Resolution") authorizing the Corporation to reduce its stated capital account for the Common Shares to an aggregate amount of $1.00 for all outstanding Common Shares. The text of the Reduction in Stated Capital Resolution is attached as Schedule "C" hereto. No cash distribution is being made in connection with the reduction in stated capital and at this time no decision has been made with respect to any future distributions to shareholders, share repurchases or amalgamations.

         BACKGROUND

         At the meeting of our Board of Directors on April 12, 2005, the realizable value of the Corporation's assets and the amounts of the Corporation's liabilities and stated capital were discussed. Based on these amounts (in particular, the high stated capital amount of our Common Shares of approximately $364.9 million as at January 31, 2005), the Board of Directors and Management concluded that under the Corporation's governing statute, the BUSINESS CORPORATIONS ACT (Ontario), the Corporation could not in the future proceed with any dividend payment, share repurchase or amalgamation without first convening a meeting of shareholders.

         In light of these circumstances, even though at this time no decision has been made with respect to any future distributions to shareholders, share repurchases or amalgamations, as a housekeeping matter, the Reduction in Stated Capital Resolution is submitted to the Shareholders for approval of the reduction of the Corporation's stated capital account for the Common Shares to an aggregate amount of $1.00 for all outstanding Common Shares to address limitations under the Corporation's governing statute that result from the historically high stated capital amount of the Corporation's Common Shares. This will provide the Board of Directors with flexibility in managing the Corporation's affairs in the future.

         CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS


         The reduction in the stated capital account of the Common Shares contemplated by the Reduction in Stated Capital Resolution should not result in a deemed dividend or in a reduction of the adjusted cost base of Common Shares for the purposes of the Tax Act.

         This summary is based upon the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof, the administrative policies and assessing practices of the CRA made publicly available prior to the date hereof and the Convention. There can be no assurances that any such proposed amendments will be enacted in their current form, or at all. Except for the foregoing, this summary does not take into account or anticipate changes in the law or the administrative policies or assessing practices of the CRA whether by legislative, governmental or judicial action and does not take into account or anticipate provincial, territorial or non-Canadian tax considerations.

         This summary is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular shareholder. Shareholders are advised to consult their own tax advisors regarding the consequences of the reduction in the stated capital account of the Common Shares taking into account their own particular circumstances and any applicable tax laws.

         UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         The reduction in the stated capital account of the Common Shares contemplated by the Reduction in Stated Capital Resolution will not result in a deemed dividend or in a reduction of the adjusted cost base of Common Shares.

         This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular shareholder. Shareholders are advised to consult their own tax advisors regarding the consequences of the reduction in the stated capital account of the Common Shares taking into account their own particular circumstances and any applicable tax laws.

         VOTE REQUIRED

         The BUSINESS CORPORATIONS ACT (Ontario) permits the Corporation to reduce its stated capital for any purpose and in any amount by special resolution. The Reduction in Stated Capital Resolution must be approved by at least two-thirds of the votes cast by the Shareholders at the Meeting. Each Shareholder will be entitled to one vote per Common Share for the purpose of voting on the Reduction in Stated Capital Resolution. If the Reduction in Stated Capital Resolution is passed at the Meeting, then the stated capital account for the Common Shares will be reduced to $1.00 effective as of the date the Reduction in Stated Capital Resolution is passed. If the Reduction in Stated Capital Resolution is not passed at the Meeting, the stated capital account of the Common Shares will remain at approximately $364.9 million.

         RECOMMENDATION OF THE BOARD OF DIRECTORS AND MANAGEMENT

         The Board of Directors and Management have reviewed the Corporation's realizable value of assets, the amounts of the Corporation's liabilities and stated capital, and the Corporation's working capital at January 31, 2005. As of January 31, 2005, the Corporation had a working capital surplus of approximately $21.4 million. Accordingly, the Board of Directors and Management does not believe there are reasonable grounds for believing that the Corporation is or, after the taking of such action, would be unable to pay its liabilities as they come due or, after the taking of such action, the realizable value of the Corporation's assets would be less than the aggregate of its liabilities. Based on its review, the Board of Directors and Management have determined that it is advisable and in the best interests of the Corporation and its shareholders to reduce the Corporation's stated capital account for the Common Shares to $1.00. Accordingly, the Board of Directors and Management unanimously recommend a vote FOR the Reduction in Stated Capital Resolution. IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS DESIGNATED BY MANAGEMENT OF THE CORPORATION IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE REDUCTION IN STATED CAPITAL RESOLUTION.

                             EXECUTIVE COMPENSATION

1.       SUMMARY COMPENSATION TABLE

         The following table sets forth information regarding compensation earned during the Corporation's last three fiscal years by each of the individuals who served as Chief Executive Officer of the Corporation, Chief Financial Officer of the Corporation and the three other most highly compensated executive officers of the Corporation during the fiscal year ended January 31, 2005 (collectively, the "Named Executive Officers"):

-----------------------------------------------------------------------------------------------------------------
                                                                                                    LONG TERM
                                                                  ANNUAL COMPENSATION(1)      COMPENSATION AWARDS
                                                                  ----------------------      -------------------

                                                                                                SECURITIES UNDER
                                              FISCAL YEAR                                           OPTIONS
                                                 ENDED         SALARY      BONUS      OTHER         GRANTED
NAME AND PRINCIPAL POSITION                   JANUARY 31,       ($)         ($)        ($)            (#)
---------------------------                   -----------       ---         ---        ---            ---
Arthur Mesher                                    2005         262,595          -          -         400,000
  Chief Executive Officer(2)                     2004         214,920          -          -         100,000
                                                 2003         189,000          -          -               -

Manuel Pietra                                    2005         106,250          -    314,000
  Former CEO and President(3)                    2004         300,050          -          -         500,000
                                                 2003         248,115     75,000          -         200,000

Brandon Nussey                                   2005         190,322          -          -         225,000
  Chief Financial Officer(4)

Colley Clarke                                    2005          34,446          -    172,229               -
  Former Chief Financial Officer(5)              2004         252,852          -          -               -
                                                 2003         219,382          -          -          50,000

Bruce Gordon                                     2005         205,000          -          -         300,000
  Executive Vice-President, Operations(6)        2004         205,000          -          -               -


Edward Ryan                                      2005         200,000     24,626(8)       -         275,000
  GM, Global Logistics Network (7)

J. Scott Pagan                                   2005         151,668          -          -         125,000
  General Counsel & Corporate Secretary(9)       2004          92,974          -          -           5,000
-----------------------------------------------------------------------------------------------------------------

Notes:

(1) All compensation not paid in U.S. dollars has been converted into U.S. dollars at the closing foreign exchange rate on January 31st of the applicable year.
(2) Mr. Mesher was appointed to the interim Office of the CEO on May 6, 2004 and was appointed CEO on November 30, 2004. Mr. Mesher joined the Corporation in 1998 and held the role of EVP, Strategic Development until May 6, 2004.
(3) Mr. Pietra's employment with the Corporation terminated on May 6, 2004 and amounts included in the "Other" column in the table above represent amounts paid as compensation for severance. On May 6, 2003, Mr. Pietra was appointed CEO and President of the Corporation and, in February 2002, appointed co-CEO and President.
(4) Mr. Nussey was appointed CFO on March 10, 2004. Together with Mr. Mesher, Mr. Nussey occupied the interim Office of the CEO from May 6, 2004 to November 30, 2004. Prior to his appointment as CFO, Mr. Nussey held various senior positions within the Corporation's finance department. Mr. Nussey joined the Corporation in May 2000.
(5) Mr. Clarke left the Corporation on March 10, 2004 to pursue other opportunities. Mr. Clarke provided the Corporation with assistance, on a consultancy basis, in transitioning his responsibilities following his departure. Amounts included in the "Other" column in the table above represent amounts paid as compensation for severance and for such consultancy services.
(6) Mr. Gordon was appointed Executive Vice-President, Operations in June 2004. Mr. Gordon was previously appointed Senior Vice-President in February 2003. Prior to February 2003, Mr. Gordon held various senior roles in the sales and professional services organizations of the Corporation. Mr. Gordon first joined the Corporation in 1999.
(7) Mr. Ryan was appointed GM, Global Logistics Network in June 2004. Prior to this appointment, Mr. Ryan held various senior sales positions with the Corporation. Mr. Ryan joined the Corporation in February 2000 in connection with the Corporation's acquisition of E-Transport Incorporated.
(8) Mr. Ryan's bonus in fiscal 2005 was paid pursuant to a variable compensation plan applicable to his senior sales role prior to his appointment as GM, Global Logistics Network.

(9) Mr. Pagan was appointed General Counsel & Corporate
Secretary in June 2004. Mr. Pagan was previously appointed Corporate Secretary in May 2003. Mr. Pagan has been a member of the Corporation's legal department since May 2000.

2.       OPTION GRANTS DURING THE YEAR ENDED JANUARY 31, 2005

         The following table sets forth information regarding grants of options to acquire Common Shares made to each of the Named Executive Officers during the fiscal year ended January 31, 2005.

                                  % OF TOTAL                    MARKET VALUE OF
                   SECURITIES       OPTIONS                       SECURITIES
                      UNDER       GRANTED TO                      UNDERLYING
                     OPTIONS     PARTICIPANTS    EXERCISE OR    OPTIONS ON THE
                     GRANTED       IN FISCAL     BASE PRICE     DATE OF GRANT       EXPIRATION
NAME                   (#)           YEAR       ($/SECURITY)         ($)               DATE
----                   ---           ----       ------------         ---               ----
Arthur Mesher        400,000        13.1%        Cdn.$1.35        Cdn.$1.35     September 30, 2011
Brandon Nussey       100,000         3.3%        Cdn.$3.18        Cdn.$3.18         March 12, 2011
Brandon Nussey       125,000         4.1%        Cdn.$1.35        Cdn.$1.35     September 30, 2011
Bruce Gordon         100,000         3.3%        Cdn.$3.18        Cdn.$3.18         March 12, 2011
Bruce Gordon         200,000         6.6%        Cdn.$1.35        Cdn.$1.35     September 30, 2011
Edward Ryan          100,000         3.3%        Cdn.$3.18        Cdn.$3.18         March 12, 2011
Edward Ryan          175,000         5.7%        Cdn.$1.35        Cdn.$1.35     September 30, 2011
J. Scott Pagan        25,000         0.8%        Cdn.$3.18        Cdn.$3.18         March 12, 2011
J. Scott Pagan       100,000         3.3%        Cdn.$1.35        Cdn.$1.35     September 30, 2011

         The grants of options to the Named Executive Officers during fiscal 2005 provided for quarterly vesting of the options over a period of five (5) years. The option agreements provide that in the event of a "Change of Control", as defined in the Named Executive Officer's option agreement, all unvested options pursuant to such grant then held by the Named Executive Officer will immediately vest.

3. AGGREGATED OPTIONS EXERCISED DURING THE YEAR ENDED JANUARY 31, 2005 AND OPTIONS HELD AT JANUARY 31, 2005

         None of the Named Executive Officers exercised options during fiscal 2005. The following table sets forth information regarding the value of unexercised options held by the Named Executive Officers at January 31, 2005.

                                                                               VALUE OF
                 SECURITIES   AGGREGATE    UNEXERCISED OPTIONS AT      UNEXERCISED IN-THE-MONEY
                  ACQUIRED     VALUE           END OF PERIOD           OPTIONS AT END OF PERIOD
                 ON EXERCISE  REALIZED         -------------           ------------------------
                 -----------  --------   EXERCISABLE  UNEXERCISABLE   EXERCISABLE  UNEXERCISABLE
NAME                 (#)        ($)          (#)           (#)            ($)           ($)
----                 ---        ---          ---           ---            ---           ---
Arthur Mesher         -          -         539,020       455,000        14,200        269,794
Brandon Nussey        -          -          18,250       224,250         4,438         84,311
Bruce Gordon          -          -         104,800       297,000         7,100        134,897
Edward Ryan           -          -          51,800       297,250         6,518        118,035
J. Scott Pagan        -          -          16,000       129,890         3,550         67,448

4.       EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT

         The Corporation has an employment agreement with each of the Named Executive Officers. Mr. Mesher's employment agreement provides that if he is terminated without cause, the Corporation will pay him fifteen months' pay as compensation for severance. The employment agreements with the other Named Executive Officers provide that if the Named Executive Officer is terminated without cause, the Corporation will pay the Named Executive Officer up to twelve months' pay as compensation for severance, subject to a 50% reduction of such severance amount from the date the departed Named Executive Officer finds alternate employment. Each employment agreement with a Named Executive Officer provides that if the Named Executive Officer resigns within eighteen months after a "Change of Control" (as defined in the Named Executive Officer's respective employment agreement), then the Named Executive Officer will continue to be eligible for the applicable severance pay detailed above. Amounts to be paid are based on the base salary of the Named Executive Officer as identified in the above "Executive Compensation - 1. Summary Compensation Table".

         Mr. Mesher has been granted options to purchase Common Shares that (i) in the event of a "Change in Control" of the Corporation (as defined in his option agreement) become fully exercisable (to the extent not already vested); and (ii) in the event of the termination of his employment without "cause" (as defined in his employment agreement), up to 557,500 then unvested options will become vested and expire no later than six months after such event. The other Named Executive Officers have been granted options during the fiscal year ended January 31, 2005 that provide that in the event of a "Change in Control" of the Corporation (as defined in the respective option agreements of the Named Executive Officers), the options become fully exercisable (to the extent not already fully vested).

         Mr. Clarke's employment with the Corporation and appointment as CFO terminated in March of 2004. Mr. Clarke provided the Corporation with assistance, on a consultancy basis, in transitioning his responsibilities following his departure.

         Mr Pietra's employment with the Corporation and appointment as CEO and President were terminated on May 6, 2004.

5.       REPORT ON EXECUTIVE COMPENSATION

         The responsibilities of the Compensation Committee include making recommendations to the Board of Directors relating to the compensation of the CEO of the Corporation and reviewing and approving the CEO's recommendations respecting the compensation of the senior executives of the Corporation, including the Named Executive Officers (see "Corporate Governance - Committees of the Board").

         The Corporation's compensation program for Named Executive Officers, including the CEO, consists of two components: (i) salary and benefits; and (ii) the grant of options to purchase Common Shares under the Corporation's Stock Option Plan.

         The Corporation's Stock Option Plan is intended to align the interests of the Corporation's employees, including its senior executives, with those of the Corporation's shareholders, and to provide a long-term incentive that rewards employees for their contribution to the creation of shareholder value. The Stock Option Plan is administered by the Board of Directors.

         During fiscal 2005, the compensation of Arthur Mesher in his capacity as CEO was reviewed by the Compensation Committee. In developing its recommendation, the Committee considered all factors that it deemed relevant, including: the operating performance and financial condition of the Corporation; Mr. Mesher's duties, responsibilities and performance as an officer including his position as a member of the Office of the CEO and later as sole CEO; compensation levels for CEOs of U.S.- and Canadian-based public companies with comparable businesses to that of the Corporation's; and current and historical compensation levels within the Corporation.

         In setting Mr. Mesher's salary for fiscal 2005, it was determined that the existing level of salary of the CEO was below the median for the comparable companies reviewed. Having particular regard to the recent operating performance and financial condition of the Corporation and the Committee's desire to focus on long-term incentives that would reward Mr. Mesher for his contribution to the creation of shareholder value, the Committee determined it appropriate to place greater weight on option grants than on annual salary or bonus compensation. Accordingly, the Committee recommended that Mr. Mesher's salary be maintained at Cdn. $317,000; that no bonus program be established; and that options to purchase Common Shares be granted to the CEO on the basis described below.

         In determining its approach to the grant of options to purchase Common Shares to the CEO, the Corporation primarily considered the value of option grants using the Black-Scholes valuation methodology adopted by the Corporation for financial reporting purposes, and the level of stock option grants by comparable companies to their respective CEOs. In addition to the foregoing and the factors listed above, the Committee considered the level of the extent and terms (including expiration dates) of previous option grants to Mr. Mesher. Based on its consideration of these factors, the Committee recommended the grant to Mr. Mesher on September 30, 2004 of an option to purchase 400,000 Common Shares at an exercise price of Cdn.$1.35 per share, vesting in equal instalments on a quarterly basis over a period of five years and expiring on the seventh anniversary of the date of grant. In addition, after conclusion of fiscal 2005 and consideration of the improved financial performance of the Corporation, the level of stock option grants by comparable companies to their respective CEOs and that options to purchase 479,020 Common Shares granted to Mr. Mesher when he joined the Corporation in 1998 would soon be expiring, the Committee recommended the grant to Mr. Mesher on March 7, 2005 of an option to purchase 679,450 Common Shares at an exercise price of Cdn.$2.46 per share, vesting in equal instalments on a quarterly basis over a period of five years and expiring on the seventh anniversary of the date of grant.

         The compensation proposed by the CEO for the other Named Executive Officers was reviewed by the Compensation Committee with reference to the recommendations of the Committee for the level of compensation of the CEO and similar factors were taken into consideration as those considered in determining the level of the compensation of the CEO. The compensation of the CEO and the other Named Executive Officers for fiscal 2005, the details of which are set forth above under "Executive Compensation - 1. Summary Compensation Table", was approved by the Board of Directors of the Corporation in accordance with the recommendations of the Committee. Details respecting the grant of options to purchase Common Shares to Named Executive Officers in fiscal 2005 are described under the heading "Executive Compensation - 2 . Option Grants During the Year Ended January 31, 2005".


         Submitted by the Compensation Committee     Mr. James Balsillie (Chair)
                                                     Mr. John Albright
                                                     Dr. Stephen Watt

6.       PERFORMANCE GRAPH

         The following graph compares the cumulative total shareholder return on the Common Shares to the cumulative total return of the S&P/TSX Composite Index(1) and the "Software & Services" subgroup (4510) of the S&P/TSX Composite Index(2) for the Corporation's last six fiscal years.

                                   JAN 31,   JAN 31,   JAN 31,   JAN 31,   JAN 31,   JAN 31,   JAN 31,
                                     1999      2000      2001      2002      2003      2004      2005
                                     ----      ----      ----      ----      ----      ----      ----
ACTUAL DATA (CDN.$)
Descartes (DSG)                     13.00     45.00     42.05      9.90      4.71      4.15      2.23
S&P/TSX Composite Index           6730.00   8481.11   9321.87   7648.49   6569.49   8521.39   9204.00
Technology Software Subgroup      2295.03   3958.12   2074.43   1271.06    830.16   1015.73         -
Software & Services Subgroup      1313.77   2335.39   1245.28    731.50    476.61    583.14    612.28

NOMINAL DATA (CDN.$)
Descartes (DSG)                       100       346       323        76        36        32        17
S&P/TSX Composite Index               100       126       139       114        98       127       137
Technology Software Subgroup          100       172        90        55        36        44         -
Software & Services Subgroup          100       178        95        56        36        44        47

Notes:
(1) The TSE 300 Index was replaced by the S&P/TSX Composite Index on May 1, 2002. The historical values of the TSE 300 Index and the S&P/TSX Composite Index are identical for the period in question (1999 to 2005). (2) The "Technology Software" Subgroup was discontinued in 2004. The Corporation has referenced the "Software & Services" subgroup (4510) of the S&P/TSX Composite Index to replace the discontinued index, which Management believes to be a comparable subgroup. For comparative purposes, in the performance graph above, the measurements of the discontinued subgroup have been referenced together with the "Software and Services" subgroup.

7.       COMPENSATION OF DIRECTORS

         Prior to June 28, 2004, the Corporation's policy respecting the compensation of outside directors provided for the payment of an annual cash retainer of Cdn.$7,500 and a fee for each meeting of the Board of Directors or any committee thereof attended of Cdn.$500 per meeting.

         Following a review by the Board of Directors of the Corporation's board compensation policy, which was last revised as of February 1, 2002, the Board of Directors approved new compensation arrangements for outside directors effective June 28, 2004. These new arrangements reflect consideration of the need to compensate outside directors appropriately for the time and effort expended and the responsibilities assumed in their capacity as directors, and the level of compensation paid to directors of comparable public companies. In addition, these arrangements reflect the Board of Directors' experience that the responsibilities of the Board of Directors are discharged by the directors' respective efforts undertaken on behalf of the Corporation outside of their formal meetings. Based on these considerations, the annual retainers were increased as described below, and meeting fees were eliminated. In addition, the Board of Directors approved the adoption of a deferred stock unit plan (the "DSU Plan"), the terms of which are discussed below, under which outside directors are eligible to be issued Deferred Stock Units ("DSUs") in partial satisfaction of their annual retainers.

         Under the new director compensation arrangements, outside directors receive an annual base retainer of $15,000. In addition, members of the Audit Committee of the Board of Directors receive an annual retainer of $6,000, while the Chair of that committee receives an annual retainer of $8,000. Members of the Corporate Governance and Compensation Committees receive an additional annual retainer of $4,000, while the Chairs of those respective committees receive an additional annual retainer of $6,000. Members of the Nominating Committee are not compensated for serving on that committee. All annual retainers are paid in cash and/or DSUs as described below.

         Under the DSU Plan, outside directors are entitled to elect to receive DSUs in full or partial satisfaction of their annual retainers, with each DSU having a value equal to the market price of the Common Shares, which under the DSU Plan is equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. Each director is required to hold DSUs received until the director resigns or is not re-elected, following which they will be redeemed for cash during a prescribed period at a value equal to the market price of the Common Shares prevailing at the date of redemption.

         Concurrent with the approval of the DSU Plan, the Board of Directors approved an Equity Ownership Policy for outside directors. Under this policy, outside directors are required to acquire and hold an aggregate number of Common Shares and DSUs equal to the equivalent of 2.5 times the annual base retainer in effect as at June 28, 2004 (which is $15,000), within a period of five years after the earlier of the date of adoption of the Equity Ownership Policy and the date the individual becomes a director. Until such time as an outside director attains the minimum equity ownership prescribed under the Equity Ownership Policy, the director will be required to receive at least one-half of his annual base retainer in DSUs.

         Outside board members are also entitled to be granted options in accordance with the Corporation's Stock Option Plan. Directors of the Corporation are entitled to reimbursement for expenses incurred by them in their capacity as directors. Directors of the Corporation who are also officers or employees of the Corporation are not entitled to compensation for serving as directors of the Corporation.

         In accordance with the foregoing policy, the outside directors of the Corporation were compensated for serving as directors during the fiscal year ended January 31, 2005 as detailed in the table below.

                     CASH            MARKET VALUE
             COMPENSATION             OF DEFERRED                  % OF TOTAL
              (OTHER THAN  DEFERRED   STOCK UNITS   SECURITIES        OPTIONS
         REIMBURSEMENT OF     STOCK    GRANTED AT   UNDERLYING     GRANTED TO
         TRAVEL AND OTHER     UNITS    JANUARY 31,     OPTIONS   PARTICIPANTS   EXERCISE OR
                EXPENSES)   GRANTED          2005      GRANTED      IN FISCAL    BASE PRICE
NAME                  ($)       (#)           ($)        (#)             YEAR   ($/SECURITY)
----                  ---       ---           ---        ---             ----   ------------
John Albright      21,315       --            --        45,000           1.5%     Cdn. 1.35
James Balsillie    22,908       --            --        45,000           1.5%     Cdn. 1.35
J. Ian Giffen      17,041     2,624         4,644       43,500           1.5%     Cdn. 3.18
                                                        45,000           1.5%     Cdn. 1.35

Chris Hewat        11,702     2,624         4,644       45,000           1.5%     Cdn. 1.35
Dr. Stephen Watt   13,570     4,812         8,517       54,796           1.8%     Cdn. 3.10
                                                        75,000           1.5%     Cdn. 1.35

         On March 11, 2004, the Board of Directors appointed J. Ian Giffen to serve on the Board of Directors. Co-incident with Mr. Giffen's appointment, Mr. Giffen was granted an option under the Corporation's Stock Option Plan to purchase 43,500 Common Shares at a price of Cdn. $3.18 vesting over a five-year period.

         The Board of Directors undertook a review of the compensation to be paid to Dr. Stephen Watt in connection with his role as Chairman of the Board, which he assumed in September 2003. Following this review, on April 5, 2004 the Board of Directors granted Dr. Watt an option under the Corporation's Stock Option Plan to purchase 54,796 Common Shares at a price of Cdn.$3.10 vesting over a four-year period.

         On September 30, 2004, after consideration of the amounts and exercise prices of the existing option grants to outside directors pursuant to the Corporation's Stock Option Plan, the Corporation's current trading price for Common Shares, the necessity to appropriately incentivize independent outside directors to continue to serve on the Board of Directors, and compensation levels for outside directors in other U.S. and Canadian public companies, the Board of Directors granted each director an option to purchase 45,000 Common Shares at a price of Cdn. $1.35 vesting quarterly over a 5 year period. Dr. Watt was also granted an option to purchase an additional 30,000 Common Shares (for an aggregate of 75,000 Common Shares) on these same terms in consideration of his role as Chairman of the Board.


8.       DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

         Effective July 1, 2004, the Corporation's directors' and officers' liability insurance policy was renewed for a period of 12 months with a total coverage amount of $25,000,000, which requires the Corporation to pay a deductible of up to $250,000 for each non-securities claim and a deductible of $500,000 for each securities claim, and has annual premiums of $1,350,000.

       SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

         The following table sets out, as of March 31, 2005, the number and price of securities to be issued under equity compensation plans to employees, directors and others. The percentages in parentheses in the table are the number of options as a percentage of the Corporation's 40,705,811 Common Shares outstanding as of March 31, 2005.

--------------------------------------------------------------------------------------------------------------------
                                            (A)                    (B)                           (C)

                                   NUMBER OF SECURITIES     WEIGHTED-AVERAGE        NUMBER OF SECURITIES REMAINING
                                    TO BE ISSUED UPON      EXERCISE PRICE OF     AVAILABLE FOR FUTURE ISSUANCE UNDER
                                 EXERCISE OF OUTSTANDING  OUTSTANDING OPTIONS,  EQUITY COMPENSATION PLANS (EXCLUDING
                                  OPTIONS, WARRANTS AND   WARRANTS AND RIGHTS    SECURITIES REFLECTED IN COLUMN (A))
      PLAN CATEGORY                     RIGHTS (#)                 ($)                           (#)
-------------------------------  -----------------------  --------------------  ------------------------------------
EQUITY COMPENSATION PLANS           5,366,853 (13.2%)          Cdn.$4.96                  1,104,958 (2.7%)
APPROVED BY SECURITYHOLDERS
-------------------------------  -----------------------  --------------------  ------------------------------------
EQUITY COMPENSATION PLANS NOT        167,011 (0.01%)           Cdn.$10.42                         --
APPROVED BY SECURITYHOLDERS(1)
-------------------------------  -----------------------  --------------------  ------------------------------------
TOTAL                               5,533,864 (13.6%)          Cdn $5.13                  1,104,958 (2.7%)
--------------------------------------------------------------------------------------------------------------------

(1) The equity compensation plans not approved by securityholders, which are substantially similar to the Corporation's Stock Option Plan described below, consist of seven plans under which the Corporation assumed obligations in connection with acquisition transactions. The Corporation has agreed to issue Common Shares upon the exercise of options under such plans, but no post-acquisition grants under such plans have been made or will be made.

         STOCK OPTION PLAN

         The Corporation's Stock Option Plan is the only equity compensation plan that has been approved by securityholders. Eligible participants ("Participants") under the plan are directors, officers, key employees and service providers of the Corporation. Participants under the plan are eligible to be granted options to purchase Common Shares at an established exercise price upon approval of the grant by the Board of Directors. The table above identifies the aggregate number of options outstanding pursuant to the Stock Option Plan and the aggregate number of options remaining available for future issuance. The aggregate number of Common Shares reserved for issuance under the Stock Option Plan and any other option arrangement at any time to any one individual must not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis). As of March 31, 2005, an aggregate of 2,182,976 options granted pursuant to the Stock Option Plan have been exercised for Common Shares since the Stock Option Plan's inception, representing 5.4% of the Corporation's Common Shares outstanding as of March 31, 2005

         When options are granted, the exercise price is determined as the highest of the closing sale prices for board lots of Common Shares on the stock exchanges on which the Common Shares are listed on the first business day immediately preceding the day on which the grant was made. Vesting rules for stock option grants are determined by the Board of Directors and set out in the option grant agreement between the Participant and the Corporation. The typical vesting rules for employee grants are annual vesting over five years, and the typical vesting rules for directors and executive officers are quarterly vesting over five years. The term of the options is also set by the Board of Directors and set out in the option grant agreement; provided that, pursuant to the terms of the Stock Option Plan, the term of the option may not exceed 10 years from the date of the grant. All options that have been granted pursuant to the Stock Option Plan to-date have terms of seven years.

         The Stock Option Plan addresses what happens to granted options in the case of the termination of a Participant's employment, the removal or non re-election of a Participant who is a director, and the death of a Participant - all subject to the discretion of the Board of Directors or an officer to establish alternate treatment on a case-by-case basis. In the event of the termination of the Participant's employment with the Corporation for cause or the removal of a Participant who is a director of the Corporation prior to the end of his or her term, each vested and unvested option granted to that Participant immediately terminates. In the event of the death of a Participant, all options that have vested may be exercised by the Participant's estate at any time within six months from the date of death. Where a Participant's employment with the Corporation is terminated other than for cause or if a director is not re-elected to the Board of Directors, each option granted to the Participant that has not vested will immediately terminate and each option that has vested may be exercised by the Participant at any time within six months of the date of termination or non re-election, as the case may be.

         Options granted under the Stock Option Plan may only be exercised by a Participant personally and no assignment or transfer of options is permitted.

         While the Stock Option Plan permits low-interest or interest-free full recourse loans to Participants to finance the purchase of Common Shares pursuant to options granted, the Corporation has not to-date granted any such financial assistance.

         Subject to any necessary regulatory approval, the terms of the Stock Option Plan may be amended, suspended or terminated by the Board of Directors or an officer; provided that such amendment, suspension or termination does not alter or impair any rights or obligations arising from any option previously granted without the consent of the Participant. Securityholder approval is not required to amend the Stock Option Plan.

         DIRECTOR'S DSU PLAN

         The Board of Directors adopted the DSU Plan effective June 28, 2004. Under the DSU Plan, outside directors are entitled to elect to receive DSUs in full or partial satisfaction of their annual retainers, with each DSU having a value equal to the market price of the Common Shares, which under the DSU Plan is equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. Each director is required to hold DSUs received until the director resigns or is not re-elected, following which they will be redeemed for cash during a prescribed period at a value equal to the market price of the Common Shares prevailing at the date of redemption. No securities have or will be issued pursuant to the DSU Plan. There are no restrictions on a director assigning his or her entitlement to payment pursuant to the DSU Plan. The Board of Directors may amend the DSU Plan as it deems necessary or appropriate, but no such amendment may adversely affect the rights of an eligible director in DSUs granted to the date of amendment without the consent of the eligible director.


                INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

         No director, executive officer, proposed nominee for election as a director or any of their respective associates and no employee, former executive officer, former director or former employee of the Corporation or its subsidiaries is, as at March 31, 2005, or has been, at any time since the beginning of the most recently completed fiscal year of the Corporation, indebted, in connection with a purchase of securities or otherwise, to (i) the Corporation or its subsidiaries; or (ii) another entity in respect of which the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Blake, Cassels & Graydon LLP, in which Mr. Hewat is a partner, provided legal services to the Corporation during the fiscal year ended January 31, 2005 and has been and is expected to continue to provide legal services to the Corporation in the fiscal year ending January 31, 2006. For the fiscal year ended January 31, 2005, the Corporation incurred fees of Cdn. $273,000 for legal services rendered by Blake, Cassels & Graydon LLP.

         No person who has been a director or an executive officer of the Corporation or any proposed nominee for election as a director at any time since the beginning of the Corporation's last completed fiscal year, or any associate or affiliate of any such director or executive officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as otherwise disclosed in this Circular. Except as otherwise disclosed in this Circular, no informed person, proposed nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Corporation's last fiscal year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.


                              CORPORATE GOVERNANCE

         The Corporation's Board of Directors and Management consider good corporate governance to be central to the effective and efficient operation of the Corporation. Over the past year, both Management and the Board of Directors have closely monitored and, where appropriate, responded to both Canadian and U.S. regulatory developments aimed at improving corporate governance, increasing corporate accountability and maximizing the transparency of public company disclosure.

         In February 1995, the TSX adopted a listing requirement that every listed company incorporated in Canada or a Province of Canada disclose on an annual basis its approach to corporate governance with reference to the TSX's guidelines for effective corporate governance (the "TSX Guidelines"). The TSX Guidelines, which are not mandatory, contain recommendations with respect to the constitution of boards of directors and committees of the board, their functions, their independence from Management and other procedures for ensuring sound corporate governance. In October 2004, the CSA published their own revised corporate governance proposals (the "CSA Proposed Guidelines") that, once finalized and effective, are expected to replace the TSX Guidelines. The CSA Proposed Guidelines update previous corporate governance guidelines proposed by the CSA in January 2004. It is expected that the CSA Proposed Guidelines will become effective in mid-2005.

         In March 2004, certain members of the CSA also introduced Multilateral Instrument 52-110 which introduced new standards for the composition of Audit Committees, as well as additional disclosure standards in respect of Audit Committees ("MI 52-110").

         The TSX Guidelines as well as proposed amendments and evolving best practices in corporate governance, including the CSA Proposed Guidelines and MI 52-110, are considered by the Board's Corporate Governance Committee in the context of the Corporation's objectives in order to implement the most effective corporate governance policies and practices for the Corporation.

         Under the CSA Proposed Guidelines, a director is "independent" if he or she has no direct or indirect material relationship with the issuer. Under the CSA Proposed Guidelines, a material relationship is a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of a director's independent judgment. By reference to MI 52-110, the CSA has established a specific list of material relationships which compromise a director's independence. Although the CSA Proposed Guidelines are not yet in effect, the Corporation has opted to apply certain standards set out in the standards set out in the CSA Proposed Guidelines, with a view to apprising investors of the Corporation's "best practices" approach to responsible corporate governance.

          The Corporation is also subject to the requirements of the U.S. Sarbanes-Oxley Act ("Sarbanes" or the "Act") and requirements of Nasdaq and comparable requirements under Canadian provincial securities legislation, including those relating to the certification of financial and other information by the Corporation's principal executive officer and principal financial officer; oversight of the Corporation's external auditors; enhanced independence criteria for audit committee members, the pre-approval of permissible non-audit services to be performed by the Corporation's external auditors; and the establishment of procedures for the anonymous submission of employee complaints regarding the Corporation's accounting practices (commonly known as whistle-blower procedures).

In its consideration of evolving best practices in corporate governance matters, over the past fifteen months, among other matters discussed below, the Corporation has (i) adopted a code of business conduct and ethics (the "Code of Conduct"); (ii) established a confidential hotline for the anonymous submission to the Audit Committee of employee complaints regarding the Corporation's accounting practices; (iii) established policies and procedures for audit committee pre-approval of services provided by the independent auditor ("Independent Auditor Engagement Pre-Approval Policies and Procedures") ; (iv) adopted a Board of Directors mandate (the "Board Mandate"); (v) amended the charter for the audit committee (the "Audit Committee Charter"); (vi) amended the charter for the compensation committee (the "Compensation Committee Charter"); (vii) amended the charter for the corporate governance committee (the "Corporate Governance Committee Charter"); (viii) established a new nominating committee and adopted a charter for the new committee (the "Nominating Committee Charter"); (ix) established a role description for the Chairman of the Board (the "Chairman Role Description"); (x) established a role description for the CEO (the "CEO Role Description"); (xi) established procedures for interested shareholders to contact the Board of Directors directly, via www.descartes.com/investors/governance/feedback.html; (xii) established regular in-camera sessions of the independent directors at meetings of the Board of Directors; and (xiii) established minimum equity ownership requirements for members of the Board of Directors, as discussed in the above section "Executive Compensation 7. Compensation of Directors".

         For the convenience of the reader, additional information in respect of the Corporation's corporate governance practices (including copies of the Corporation's Code of Conduct; Independent Auditor Engagement Pre-Approval Policies and Procedures; Board Mandate; Audit Committee Charter; Compensation Committee Charter; Corporate Governance Committee Charter; Nominating Committee Charter; Chairman Role Description; CEO Role Description and the Corporation's disclosure policy) may be found at www.descartes.com/investors/governance/resources, however, such additional information is expressly not incorporated by reference in the Circular.

         The Corporation has a sound governance structure in place for both Management and the Board of Directors, and a comprehensive system of internal controls aimed at ensuring reliability of financial records. These structures and systems are reviewed and assessed on a frequent basis to account for developments in both Canada and the United States relating to corporate governance, accountability and disclosure.

         The following is a summary of the current corporate governance practices established by the Corporation.

1.       MANDATE OF THE BOARD OF DIRECTORS

         The members of the Board of Directors have the duty to supervise the management of the business and affairs of the Corporation. The Board assumes responsibility for the overall stewardship of the Corporation and discharges this responsibility directly and indirectly through its committees and the Chairman of the Board. The Board of Directors provides direction to Management, generally through the CEO, to pursue the best interests of the Corporation. The Board Mandate describes the scope of the Board of Directors' membership; functions and responsibilities; and orientation and evaluation.

         The Board of Directors met formally 11 times during the fiscal year ended January 31, 2005, all of which meetings were fully attended except for the following: two meetings that Mr. Balsillie was unable to attend; two meetings that Mr. Pietra did not attend prior to his resignation from the Board of Directors on May 31, 2004; and one meeting that Mr. Albright was not able to attend. In addition, during fiscal 2005 members of the Board of Directors met several times informally with two or more directors present by telephone or otherwise.

2.       COMMITTEES OF THE BOARD

         The Board of Directors currently has four committees: the Audit Committee; the Compensation Committee; the Corporate Governance Committee; and the Nominating Committee. The committees, their mandates and membership are discussed below:

         AUDIT COMMITTEE

         The primary functions of the Audit Committee are to oversee the accounting and financial reporting practices of the Corporation and the audits of the Corporation's financial statements and to exercise the responsibilities and duties set forth in the Audit Committee Charter, including, but not limited to, assisting the Board of Directors in fulfilling its responsibilities in reviewing the following: financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring the Corporation's compliance with requirements promulgated by any exchange upon which securities of the Corporation are traded, or any governmental or regulatory body exercising authority over the Corporation, as are in effect from time to time; selecting the auditors for shareholder approval; reviewing the qualifications, independence and performance of the auditors; and reviewing the qualifications, independence and performance of the Corporation's financial management.

         On March 2, 2005, the Board of Directors adopted the amended Audit Committee Charter setting out the scope of the Audit Committee's functions, responsibilities and membership requirements.

         As of the last day of the fiscal year ended January 31, 2005, the Audit Committee was composed of three outside, unrelated and independent directors:
Mr. J. Ian Giffen (Chair), Mr. John Albright and Mr. James Balsillie. In May 2004, the Board of Directors resolved that Mr. Giffen is an "audit committee financial expert" as defined in Item 401(h)(2) of Regulation S-K and Item 16A(b) of Form 20-F promulgated by the Securities and Exchange Commission and is financially sophisticated for the purposes of NASDAQ Rule 4350(d)(2).

         The Audit Committee met formally seven times during the fiscal year ended January 31, 2005, all of which meetings were fully attended by the members of the Audit Committee except for one meeting that Mr. Albright was unable to attend. In addition, the Audit Committee met several times informally with two or more committee members present by telephone or otherwise. Further, on at least a quarterly basis, the Chair of the Audit Committee met with the Corporation's CFO and the Corporation's auditors.

         COMPENSATION COMMITTEE

         The Compensation Committee is appointed by the Board of Directors to discharge the Board of Directors' duties and responsibilities relating to the compensation of the Corporation's CEO and other members of Management, as well as to review the human resource policies and practices that cover the Corporation's employees.

         On March 2, 2005, the Board of Directors adopted the amended Compensation Committee Charter setting out the scope of the Compensation Committee's functions, responsibilities and membership requirements.

         As of January 31, 2005, the Compensation Committee was composed of three outside, unrelated and independent directors: Mr. James Balsillie (Chair), Mr. John Albright and Dr. Stephen Watt. The Compensation Committee met formally one time during the fiscal year ended January 31, 2005, which meeting was fully attended by the members of the Compensation Committee. In addition, the Compensation Committee met several times informally with two or more committee members present by telephone or otherwise, and the Chair of the Compensation Committee met with the CEO of the Corporation on several occasions.

         CORPORATE GOVERNANCE COMMITTEE

         The primary function of the Corporate Governance Committee is to assist the Board of Directors in fulfilling its corporate governance oversight responsibilities.

         On March 2, 2005, the Board of Directors adopted the amended Corporate Governance Committee Charter setting out the scope of the Corporate Governance Committee's functions, responsibilities and membership requirements.

         The Corporate Governance Committee is currently composed of three outside directors: Dr. Stephen Watt (Chair), Mr. Ian Giffen, and Mr. Chris Hewat, of whom Dr. Stephen Watt and Mr. Ian Giffen are considered unrelated and independent. The Corporate Governance Committee met formally two times during the fiscal year ended January 31, 2005, both of which meetings were fully attended by the members of the Corporate Governance Committee. In addition, the Corporate Governance Committee met several times informally with two or more committee members present by telephone or otherwise, and the Chair and other members of the Corporate Governance Committee met with the General Counsel & Corporate Secretary of the Corporation on several occasions.

         NOMINATING COMMITTEE

         The Nominating Committee was established following the conclusion of the fiscal year ended January 31, 2005, with its primary responsibility being to assist the Board of Directors in identifying, recruiting and nominating suitable candidates to serve on the Board of Directors.

         On March 2, 2005, the Board of Directors adopted the Nominating Committee Charter setting out the scope of the Nominating Committee's functions, responsibilities and membership requirements.

         The Nominating Committee is currently composed of three outside, unrelated and independent directors: Mr. John Albright (Chair), Mr. Ian Giffen, and Dr. Stephen Watt. As the committee was established following the January 31, 2005 fiscal year-end, there were no Nominating Committee meetings during the fiscal year. Prior to the Nominating Committee being established, the Corporate Governance Committee and Board of Directors had the responsibilities now encompassed by the Nominating Committee Charter.

3.       TSX GUIDELINES

         The Board of Directors' current corporate governance guidelines and practices already include a number of the corporate governance reforms proposed by the CSA. The Board of Directors is, however, continuing to review the published corporate governance proposals in order to implement the most effective corporate governance policies and practices for the Corporation.

         The following summary of the Corporation's corporate governance practices references the TSX Guidelines and reflects certain requirements of the CSA Proposed Guidelines and MI 52-110:

1. THE BOARD SHOULD EXPLICITLY ASSUME RESPONSIBILITY FOR THE STEWARDSHIP OF THE CORPORATION AND SPECIFICALLY FOR THE:

          (a)  ADOPTION OF A STRATEGIC PLANNING PROCESS

               At least annually, the Board of Directors reviews and, if advisable, approves the Corporation's strategic planning process and short- and long-term strategic and business plan prepared by Management. In discharging this responsibility, the Board reviews the plan in light of Management's assessment of emerging trends, the competitive environment, risk issues, and significant business practices and products. At least annually, the Board reviews Management's implementation of the Corporation's strategic and business plans and, if advisable, approves any material amendments to, or variances from, these plans.

          (b) IDENTIFICATION OF PRINCIPAL RISKS AND IMPLEMENTATION OF APPROPRIATE RISK MANAGEMENT SYSTEMS

               The Board of Directors, with the assistance of the Audit Committee, reviews the factors identified by Management in its annual and interim disclosures as factors that may affect future financial results, and reviews the strategies identified by Management to manage these factors. Principal business risks are assessed by the Board of Directors during the review of the strategic plan and at other intervals as needed. The Board of Directors' responsibility insofar as it relates to financial risk is delegated to the Audit Committee, which reviews with Management the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Corporation's internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management's conclusions.

          (c) SUCCESSION PLANNING, INCLUDING APPOINTING, TRAINING AND MONITORING SENIOR MANAGEMENT

               The Corporate Governance Committee, in conjunction with the Chairman of the Board and the CEO, is responsible for succession planning, including appointing, training and monitoring Management, and reviews succession and emergency preparedness plans for the CEO and the Chairman of the Board and recommend these plans to the Board of Directors for approval; provided that to the extent any recommendation for succession requires the appointment of a new director to the Board, the recommendation is made to the Nominating Committee for consideration and the Nominating Committee then makes its recommendation to the Board of Directors. In May 2004, the Board of Directors also adopted the written Code of Conduct that applies to all directors and employees of the Corporation - including the Named Executive Officers.

          (d)  COMMUNICATIONS POLICY

               The Board of Directors is responsible for the Corporation's communication policy and, in conjunction with the CEO, annually reviews the Corporation's overall communications strategy, and disclosure policies and procedures, including measures for receiving feedback from the Corporation's stakeholders. The Corporation has adopted a disclosure policy approved by the Board of Directors that is designed to assist the Corporation in meeting its objective of providing timely, consistent and credible dissemination of information, consistent with disclosure requirements under applicable securities law. A Disclosure Committee comprised of members of Management is responsible for overseeing the Corporation's day-to-day disclosure practices. Press releases are approved by the Disclosure Committee and, where appropriate, by the Board of Directors. The CEO is primarily responsible for investor relations functions, with the assistance of the CFO and General Counsel. Shareholders can provide feedback directly to the Board of Directors by e-mail at www.descartes.com.

          (e)  INTEGRITY OF INTERNAL CONTROL AND MANAGEMENT INFORMATION SYSTEMS.

               The Corporation has a comprehensive system of internal controls aimed at ensuring reliability of financial records. The Audit Committee reviews with Management the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Corporation's internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management's conclusions.

2.       THE MAJORITY OF DIRECTORS SHOULD BE UNRELATED.

         The Board of Directors is currently composed of five members, a majority of which are "unrelated Directors" in accordance with the TSX Guidelines. All of the directors are outside directors.

3. DISCLOSE FOR EACH DIRECTOR WHETHER HE OR SHE IS RELATED AND HOW THAT CONCLUSION WAS REACHED.

         The TSX Guidelines define an "unrelated director" as one who is independent of Management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with his ability to act with a view to the best interests of the Corporation, other than interests arising from shareholding. In determining whether a particular director is a "related director" or an "unrelated director", the Board of Directors examined the factual circumstances of each director and considered them in the context of other relevant factors.

         One of the directors, Mr. Chris Hewat, is a partner in the law firm Blake, Cassels & Graydon LLP, which provides legal services to the Corporation (see "Certain Relationships and Related Transactions" above). Given the potential that Mr. Hewat could be perceived to be not independent of Management as a result of the relationship between Mr. Hewat's firm and the Corporation, the Board of Directors has determined to classify Mr. Hewat as a related and non-independent director.

         None of the other directors, being Messrs. John Albright, James Balsillie and Ian Giffen and Dr. Stephen Watt, are considered to have any relationship with the Corporation that would result in any of them being considered a related or non-independent director.

4. APPOINT A COMMITTEE RESPONSIBLE FOR PROPOSING NEW NOMINEES FOR APPOINTMENT COMPOSED EXCLUSIVELY OF OUTSIDE DIRECTORS, A MAJORITY OF WHOM ARE UNRELATED.

         The Nominating Committee is composed exclusively of unrelated and independent directors. The Nominating Committee is responsible, on an on-going basis, for identifying, recruiting and nominating suitable candidates to serve on the Board of Directors.

5. IMPLEMENT A PROCESS FOR ASSESSING THE EFFECTIVENESS OF THE BOARD, ITS COMMITTEES AND INDIVIDUAL DIRECTORS.

         The Corporate Governance Committee is responsible for, at least annually, conducting an assessment of the performance of the Board of Directors, the individual directors, each Board of Directors committee and the Chairman of the Board against their respective mandates and any other criteria the Corporate Governance Committee considers appropriate. The Corporate Governance Committee is required to report its findings to the Board of Directors and, based on those findings, recommend any action plans that the Corporate Governance Committee considers appropriate.

6.       PROVIDE ORIENTATION AND EDUCATION PROGRAMS FOR NEW DIRECTORS.

         The Corporate Governance Committee is responsible for orientation of new directors and ongoing education of directors. The Corporate Governance Committee oversees the development of the Corporation's director orientation program and, at least annually, reviews the program.

7.       CONSIDER SIZE OF BOARD WITH A VIEW TO IMPROVING EFFECTIVENESS.

         The Board of Directors has reviewed the issue of board size and determined to increase the size of the Board of Directors from five to seven with a view to improving its effectiveness. The Board of Directors may seek additional candidates for appointment to the Board of Directors who complement the existing directors' abilities and experience and who are willing to expend the time necessary to fulfill the obligations of a director.

8. REVIEW THE ADEQUACY AND FORM OF COMPENSATION OF DIRECTORS IN LIGHT OF RISKS AND RESPONSIBILITIES.

         This responsibility is assigned to the Compensation Committee who, at least annually, reviews the compensation of directors and, if deemed advisable, recommends changes to the Board of Directors. Please also see the disclosure above in the section "Executive Compensation 7. Compensation of Directors".

9. BOARD COMMITTEES SHOULD GENERALLY BE COMPOSED OF OUTSIDE DIRECTORS, A MAJORITY OF WHOM ARE UNRELATED.

         Each of the Board of Directors' committees complies with this guideline. Please see the disclosure in respect of each of the Board of Director's committees outlined under "Committees of the Board" above

10. APPOINT A COMMITTEE RESPONSIBLE FOR DEVELOPING THE CORPORATION'S APPROACH TO GOVERNANCE ISSUES INCLUDING RESPONSIBILITY FOR THE CORPORATION'S RESPONSE TO THE TSX GUIDELINES.

         The Corporate Governance Committee is responsible for assisting the Board of Directors in fulfilling its corporate governance and oversight responsibilities and, at least annually, reviews the corporate governance framework generated by Management. The Corporate Governance Committee conducts a periodic review of the Corporation's corporate governance policies and makes policy recommendations aimed at enhancing the effectiveness of the Board of Directors and the Board committees. The Corporate Governance Committee reviews and approves the Corporation's response to the TSX Guidelines.

11. (A) THE BOARD OF DIRECTORS, TOGETHER WITH THE CEO, SHOULD DEVELOP POSITION DESCRIPTIONS FOR THE BOARD AND FOR THE CEO, INVOLVING THE DEFINITION OF LIMITS TO MANAGEMENT'S RESPONSIBILITIES.

         The Board of Directors has adopted the Board Mandate, the Chairman Role Description and the CEO Role Description.

         (B) BOARD SHOULD APPROVE THE CEO'S CORPORATE OBJECTIVES.

         Each year the Board of Directors reviews and approves corporate objectives developed by Management which are the objectives that the CEO is responsible for meeting. The Compensation Committee recommends to the Board of Directors for approval the compensation of the CEO based on, among other things, performance against these objectives.

12. ESTABLISH PROCEDURES TO ENABLE THE BOARD TO FUNCTION INDEPENDENTLY OF MANAGEMENT.

         In May 2003 the Corporation determined to separate the positions of Chairman and CEO. The Chairman of the Board of Directors is not a member of Management. The Corporate Governance Committee provides further independence from Management and acts as the forum to receive any expression of concern from a director, including a concern regarding the independence of the Board of Directors from Management. The Audit Committee, the Nominating Committee and the Compensation Committee are composed entirely of independent directors. The Board of Directors has a policy of meeting in camera (without Management or any non-independent directors present) at each meeting of the Board of Directors.

13.      (A) THE AUDIT COMMITTEE SHOULD HAVE A SPECIFICALLY DEFINED MANDATE.

         The Board of Directors and Audit Committee have adopted the Audit Committee Charter setting out its purpose, membership, organization, functions and responsibilities. In addition, please see the disclosure in respect of the Audit Committee under "Committees of the Board", above.

         (B) ALL MEMBERS OF THE AUDIT COMMITTEE SHOULD BE OUTSIDE DIRECTORS.

         All members of the Audit Committee are outside, unrelated and independent directors.

14. IMPLEMENT A SYSTEM TO ENABLE INDIVIDUAL DIRECTORS TO ENGAGE OUTSIDE ADVISORS AT THE CORPORATION'S EXPENSE.

         Any director or committee of the Board of Directors of the Corporation has the authority to engage, at the expense of the Corporation, independent counsel and/or advisers as they determine necessary to carry out their duties without consulting or obtaining the approval of any director or member of Management.



                                     GENERAL

         The Reduction in Stated Capital Resolution requires the approval of at least two-thirds of the votes cast by the Shareholders at the Meeting, whether in person or by proxy. All other matters referred to herein for approval by the Shareholders require a simple majority of the Shareholders voting at the Meeting, whether in person or by proxy. Except where otherwise indicated, information contained herein is given as of the date hereof.

         Additional information relating to the Corporation can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further financial information for the Corporation's most recently completed fiscal year is provided by the Corporation's audited consolidated financial statements for the fiscal year ended January 31, 2005 prepared in accordance with United States Generally Accepted Accounting Principles and Management's Discussion & Analysis of Results thereon. Shareholders may contact the Corporation's investor relations department by phone at (519) 746-6114 x2238 or by e-mail at investor@descartes.com to request copies of these documents.

                       APPROVAL BY THE BOARD OF DIRECTORS

         The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation. A copy of this Circular has been sent to each director of the Corporation, each shareholder entitled to notice of the Meeting and to the auditors of the Corporation.

         Dated as of April 18, 2005.







                                           /s/ J. SCOTT PAGAN

                                           J. SCOTT PAGAN
                                           GENERAL COUNSEL & CORPORATE SECRETARY

                                  SCHEDULE "A"
                                  ------------

                        RESOLUTION OF THE SHAREHOLDERS OF
                        THE DESCARTES SYSTEMS GROUP INC.

                       APPROVAL OF SHAREHOLDER RIGHTS PLAN



BE IT RESOLVED THAT:

1) The adoption of Shareholder Rights Plan established pursuant to the Shareholder Rights Plan Agreement dated as of November 29, 2004 between The Descartes Systems Group Inc. (the "Corporation") and Computershare Trust Company of Canada, as rights agent, approved by the Corporation's Board of Directors on November 29, 2004 is hereby ratified, confirmed and approved.

2) Any one officer or director of the Corporation be and hereby is authorized to take such steps or execute such documents, whether or not under corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution.

                                  SCHEDULE "B"
                                  ------------

                       SUMMARY OF SHAREHOLDER RIGHTS PLAN



The following is a summary of the features of the Rights Plan. The summary is qualified in its entirety by the full text of the Rights Plan, a copy of which is available on request from the General Counsel & Corporate Secretary of the Corporation as described in the Circular. All capitalized terms used in this summary without definition have the meanings attributed to them in the Rights Plan unless otherwise indicated.


(A)      ISSUANCE OF RIGHTS

         The Board has authorized, subject to regulatory approvals, the issue on November 29, 2004 of one Right in respect of each Common Share outstanding at the close of business on November 29, 2004, the date of implementation of the Rights Plan. The Board will also authorize the issue of one Right for each Common Share issued after such date and prior to the earlier of the Separation Time and the Expiration Time. Each Right entitles the registered holder thereof to purchase from the Company one Common Share at the exercise price equal to three times the Market Price of the Common Share, subject to adjustment and certain anti-dilution provisions (the "Exercise Price"). The Rights are not exercisable until the Separation Time. If a Flip-in Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, Common Shares having an aggregate market price equal to twice the Exercise Price.

         The Company is not required to issue or deliver Rights, or securities upon the exercise of Rights, outside Canada or the United States where such issuance or delivery would be unlawful without registration of the relevant Persons or securities. If the Rights Plan would require compliance with securities laws or comparable legislation of a jurisdiction outside Canada and the United States, the Board of Directors may establish procedures for the issuance to a Canadian resident fiduciary of such securities, to hold such Rights or other securities in trust for the Persons beneficially entitled to them, to sell such securities, and to remit the proceeds to such Persons.

(B)      TRADING OF RIGHTS

         Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing the Common Shares and will be transferable only together with the associated Common Shares. From and after the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued in respect of Common Shares issued prior to the Expiration Time, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities ("Convertible Securities") convertible into or exchangeable for Common Shares. The Rights will trade separately from the Common Shares after the Separation Time.

(C)      SEPARATION TIME

         The Separation Time is the Close of Business on the tenth Business Day after the earlier of (i) the "Stock Acquisition Date", which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person; and (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, and the Rights Plan requires such bid to continue to satisfy the requirements of a Permitted Bid or

Competing Permitted Bid). In either case, the Separation Time can be such later date as may from time to time be determined by the Board of Directors. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.

(D)      ACQUIRING PERSON

         In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of the outstanding Common Shares. Excluded from the definition of "Acquiring Person" are the Company and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of one or more or any combination of an acquisition or redemption by the Company of Common Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition. The definitions of "Permitted Bid Acquisition", "Exempt Acquisition", "Convertible Security Acquisition" and "Pro Rata Acquisition" are set out in the Rights Plan. However, in general:

         (i) a "Permitted Bid Acquisition" means an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

         (ii) an "Exempt Acquisition" means an acquisition of Common Shares in respect of which the Board of Directors has waived the application of the Rights Plan, which was made pursuant to a dividend reinvestment plan of the Company, which was made pursuant to the receipt or exercise of rights issued by the Company to all the holders of Common Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Common Shares or Convertible Securities (provided that such rights are acquired directly from the Company and not from any other Person and provided that the Person does not thereby acquire a greater percentage of Common Shares or Convertible Securities so offered than the Person's percentage of Common Shares or Convertible Securities beneficially owned immediately prior to such acquisition), which was made pursuant to a distribution by the Company of Common Shares or Convertible Securities made pursuant to a prospectus (provided that the Person does not thereby acquire a greater percentage of the Common Shares or Convertible Securities so offered than the percentage owned immediately prior to such acquisition), which was made pursuant to a distribution by the Company of Common Shares or Convertible Securities by way of a private placement or a securities exchange take-over bid circular or upon the exercise by an individual employee of stock options granted under a stock option plan of the Company or rights to purchase securities granted under a share purchase plan of the Company, or which is made pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval;

         (iii) a "Convertible Security Acquisition" means an acquisition of Common Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

         (iv) a "Pro Rata Acquisition" means an acquisition as a result of a stock dividend, a stock split or other event pursuant to which such Person receives or acquires Common Shares or Convertible Securities on the same pro rata basis as all other holders of Common Shares of the same class.

         Also excluded from the definition of "Acquiring Person" are underwriters or members of a banking or selling group acting in connection with a distribution of securities by way of prospectus or private placement, a Person in its capacity as an Investment Manager, Trust Company, Plan Trustee, Statutory Body, Crown agent or agency or Manager (provided that such Person is not making or proposing to make a Take-over Bid), and a Person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation as at the Record Time, provided, however, that this exception ceases to be applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time: (1) cease to own 20% or more of the outstanding Common Shares or (2) become the Beneficial Owner of additional Common Shares constituting more than 1% of the number of Common Shares outstanding as at the Record Time.

(E)      BENEFICIAL OWNERSHIP

         GENERAL

         In general, a Person is deemed to Beneficially Own Common Shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the Person's Affiliates (generally, a person that controls, is controlled by, or under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person's Affiliates or Associates has the right to acquire within 60 days (other than (1) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution to the public or pursuant to a private placement of securities; or (2) pursuant to a pledge of securities in the ordinary course of business). A Person is also deemed to "Beneficially Own" any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert (a "Joint Actor"). A Person is a Joint Actor with any Person who is a party to an agreement, arrangement or understanding with the first Person or an Associate or Affiliate thereof to acquire or offer to acquire Common Shares.

         INSTITUTIONAL SHAREHOLDER EXEMPTIONS FROM BENEFICIAL OWNERSHIP

         The definition of "Beneficial Ownership" contains several exclusions whereby a Person is not considered to "Beneficially Own" a security. There are exemptions from the deemed "Beneficial Ownership" provisions for institutional shareholders acting in the ordinary course of business. These exemptions apply to (i) an investment manager ("Investment Manager") which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a "Client") including, the acquisition or holding of securities for non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable securities laws); (ii) a licensed trust company ("Trust Company") acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and which holds such security in the ordinary course of its duties for such accounts; (iii) the administrator or the trustee (a "Plan Trustee") of one or more pension funds or plans (a "Plan") registered under applicable law; (iv) a Person who is a Plan or is a Person established by statute (the "Statutory Body"), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies; (v) a Crown agent or agency; (iv) a manager or trustee ("Manager") of a mutual fund ("Mutual Fund") that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States of America or is a Mutual Fund. The foregoing exemptions only apply so long as the Investment Manager, Trust Company, Plan Trustee, Plan, Statutory Body, Crown agent or agency, Manager or Mutual Fund is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Common Shares or other securities pursuant to a distribution by the Company or by means of ordinary market transactions.

         A Person will not be deemed to "Beneficially Own" a security because
(i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Plan Trustee as another Person or Plan on whose account the Investment Manager, Trust Company or Plan Trustee, as the case may be, holds such security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee, as the case may be.

         EXEMPTION FOR PERMITTED LOCK-UP AGREEMENT

         Under the Rights Plan, a Person will not be deemed to "Beneficially Own" any security where the holder of such security has agreed to deposit or tender such security, pursuant to a Permitted Lock-up Agreement, to a Take-over Bid made by such Person or such Person's Affiliates or Associates or a Joint Actor, or such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or such Person's Affiliates, Associates or Joint Actors until the earliest time at which any such tendered security is accepted unconditionally for payment or is taken up or paid for.

         A Permitted Lock-up Agreement is essentially an agreement between a Person and one or more holders of Common Shares (the terms of which are publicly disclosed and available to the public within the time frames set forth in the definition of Permitted Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender Common Shares to the Lock-up Bid and which further (i) permits the Locked-up Person to withdraw its Common Shares in order to deposit or tender the Common Shares to another Take-over Bid or support another transaction at a price or value that exceeds the price under the Lock-Up Bid; or (ii) permits the Locked-up Person to withdraw its Common Shares in order to deposit or tender the Common Shares to another Take-over Bid or support another transaction at an offering price that exceeds the offering price in the Lock-up Bid by as much as or more than a Specified Amount and that does not provide for a Specified Amount greater than 7% of the offering price in the Lock-up Bid. The Rights Plan therefore requires that a Person making a Take-Over Bid structure any lock-up agreement so as to provide reasonable flexibility to the shareholder in order to avoid being deemed the Beneficial Owner of the Common Shares subject to the lock-up agreement and potentially triggering the provisions of the Rights Plan.

         A Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-Over Bid or other similar limitation on a Locked-up Person's right to withdraw Common Shares so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Common Shares during the period of the other Take-Over Bid or transaction. Finally, under a Permitted Lock-up Agreement, no "break up" fees, "top up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2 1/2% of the price or value of the consideration payable under the Lock-up Bid; and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-Over Bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid; can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares to the Lock-up Bid or withdraws Common Shares previously tendered thereto in order to deposit such Common Shares to another Take-Over Bid or support another transaction.

(F)      FLIP-IN EVENT

         A Flip-in Event occurs when any Person becomes an Acquiring Person. In the event that, prior to the Expiration Time, a Flip-in Event which has not been waived by the Board of Directors occurs (see "Redemption, Waiver and Termination"), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, an Affiliate or Associate of an Acquiring Person or a Joint Actor (or a transferee of any such Person), which Rights will become null and void) shall constitute the right to purchase from the Company, upon exercise thereof in accordance with the terms of the Rights Plan, that number of Common Shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments). For example, if at the time of the Flip-in Event the Exercise Price is $4.50 and the Market Price of the Common Shares is $2.00, the holder of each Right would be entitled to purchase Common Shares having an aggregate Market Price of $9.00 (that is, 4.5 Common Shares) for $4.50 (that is, a 50% discount from the Market Price).

(G)      PERMITTED BID AND COMPETING PERMITTED BID

         A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:

         (i) the Take-over Bid is made to all holders of record of Common Shares, other than the Offeror;

         (ii) the Take-over Bid contains irrevocable and unqualified conditions that:

                  A. no Common Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid and the provisions for the take-up and payment for Common Shares tendered or deposited thereunder shall be subject to such irrevocable and unqualified condition;

                  B. unless the Take-over Bid is withdrawn, Common Shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Common Shares and all Common Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

                  C. more than 50% of the outstanding Common Shares held by Independent Shareholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Common Shares; and

                  D. in the event that more than 50% of the then outstanding Common Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Common Shares under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for not less than 10 Business Days from the date of such public announcement.

A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of (i) the earliest date on which Common Shares may be taken-up or paid for under any earlier Permitted Bid or Competing Permitted Bid that is in existence and (ii) 35 days (or such other minimum period of days as may be prescribed by applicable law in Ontario) after the date of the Take-over Bid constituting the Competing Permitted Bid.

(H)      REDEMPTION, WAIVER AND TERMINATION

         (i) REDEMPTION OF RIGHTS ON APPROVAL OF HOLDERS OF COMMON SHARES AND RIGHTS. The Board of Directors acting in good faith may, after having obtained the prior approval of the holders of Common Shares or Rights, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.000001 per Right, appropriately adjusted for anti-dilution as provided in the Rights Agreement (the "Redemption Price").

         (ii) WAIVER OF INADVERTENT ACQUISITION. The Board of Directors acting in good faith may waive the application of the Rights Plan in respect of the occurrence of any Flip-in Event if (i) the Board of Directors has determined that a Person became an Acquiring Person under the Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Common Shares such that at the time of waiver the Person is no longer an Acquiring Person.

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         (iii) DEEMED REDEMPTION. In the event that a Person who has made a
Permitted Bid or a Take-over Bid in respect of which the Board of Directors has waived or has deemed to have waived the application of the Rights Plan consummates the acquisition of the Common Shares, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

         (iv) DISCRETIONARY WAIVER WITH MANDATORY WAIVER OF CONCURRENT BIDS. The Board of Directors acting in good faith may, prior to the occurrence of a Flip-in Event as to which the Rights Plan has not been waived under this clause, upon prior written notice to the Rights Agent, waive the application of the Rights Plan to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares. However, if the Board of Directors waives the application of the Rights Plan, the Board of Directors shall be deemed to have waived the application of the Rights Plan in respect of any other Flip-in Event occurring by reason of such a Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

         (v) DISCRETIONARY WAIVER RESPECTING ACQUISITION NOT BY TAKE-OVER BID CIRCULAR. The Board of Directors acting in good faith may, with the prior consent of the holders of Common Shares, determine, at any time prior to the occurrence of a Flip-in Event as to which the application of the Rights Plan has not been waived, if such Flip-in Event would occur by reason of an acquisition of Common Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to holders of Common Shares and otherwise than by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, to waive the application of the Rights Plan to such Flip-in Event. However, if the Board of Directors waives the application of the Rights Plan, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of shareholders called to approve such a waiver.

         (vi) REDEMPTION OF RIGHTS ON WITHDRAWAL OR TERMINATION OF BID. Where a Takeover Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. If the Board of Directors is deemed to have elected or elects to redeem the Rights as described above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price. Within 10 Business Days of any such election or deemed election to redeem the Rights, the Company will notify the holders of the Common Shares or, after the Separation Time, the holders of the Rights.

(I)      ANTI-DILUTION ADJUSTMENTS

         The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

         (a) if there is a dividend payable in Common Shares or Convertible Securities (other than pursuant to any optional stock dividend program, divided reinvestment plan or a dividend payable in Common Shares in lieu of a regular periodic cash dividend) on the Common Shares,

         (b)      or a subdivision or consolidation of the Common Shares,

         (c) or an issuance of Common Shares or Convertible Securities in respect of, in lieu of or in exchange for Common Shares; or

         (d) if the Company fixes a record date for the distribution to all holders of Common Shares of certain rights or warrants to acquire Common Shares or Convertible Securities, or for the making of a distribution to all holders of Common Shares of evidences of

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

                  indebtedness or assets (other than regular periodic cash dividend or a dividend payable in Common Shares) or rights or warrants.

(J)      SUPPLEMENTS AND AMENDMENTS

         The Company may make amendments to correct any clerical or typographical error or which are necessary to maintain the validity of the Rights Agreement as a result of any change in any applicable legislation, rules or regulations. Any changes made to maintain the validity of the Rights Plan shall be subject to subsequent confirmation by the holders of the Common Shares or, after the Separation Time, the holders of the Rights.

         Subject to the above exceptions, after the meeting, any amendment, variation or deletion of or from the Rights Agreement and the Rights is subject to the prior approval of the holders of Common Shares, or, after the Separation Time, the holders of the Rights.

         The Board of Directors reserves the right to alter any terms of or not proceed with the Rights Plan at any time prior to the Meeting if the Board of Directors determines that it would be in the best interests of the Company and its shareholders to do so, in light of subsequent developments.

(K)      EXPIRATION

         If the Rights Plan is ratified, confirmed and approved at the Meeting, it will become effective immediately following such approval and remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights shall terminate pursuant to the Rights Plan) and the termination of the annual meeting of the Shareholders in the year 2008 unless at or prior to such meeting the Company's shareholders ratify the continued existence of the Rights Plan, in which case the Rights Plan would expire at the earlier of the Termination Time and the termination of the 2011 annual meeting of the Company's shareholders.









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                                  SCHEDULE "C"
                                  ------------

                    SPECIAL RESOLUTION OF THE SHAREHOLDERS OF
                        THE DESCARTES SYSTEMS GROUP INC.

                     APPROVAL OF REDUCTION IN STATED CAPITAL
                            ACCOUNT OF COMMON SHARES



BE IT RESOLVED THAT:

1) The stated capital account maintained in respect of the common shares of the Corporation (the "Common Shares") be reduced pursuant to subsection 34(1) of the Business Corporations Act (Ontario) to an amount of $1.00 in the aggregate, for all outstanding Common Shares, and no amount shall be paid by the Corporation to any person in connection with such reduction.

2) Any one officer or director of the Corporation be and hereby is authorized and directed to take such steps or execute such documents, whether or not under corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution.
















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                                     [LOGO]

                        The Descartes Systems Group Inc.
                             Corporate Headquarters
                                120 Randall Drive
                        Waterloo, Ontario N2V 1C6 Canada
                             Tel: +1 (519) 746-8110
                          Toll Free +1 (800) 419-8495
                             Fax: +1 (519) 747-7037
                           email: info@descartes.com

                                www.descartes.com